AIB Bankcentre Ballsbridge Dublin 4 Ireland Telephone +353 1 660 0311 www.aib.ie

Mr John A. Spitz,

Senior Staff Accountant,

Division of Corporation Finance,

United States Securities and Exchange Commission,

Washington, D.C. 20549 - 0306

16 July 2013

Re: Allied Irish Banks, p.l.c.

Form 20-F for the Fiscal Year Ended December 31, 2012 filed April 23, 2013

File No. 001-10284

Dear Mr Spitz,

We thank you for your letter dated 2 July 2013 and set out below are our answers to the questions raised.

In its responses, AIB acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the Year Ended December 31, 2012

Financial Review – 3. Management Report

Segment Reporting, page 31

1. We note disclosure on page 32 that the increase to your Personal Business Banking (PBB) loan portfolio during the year is due to an internal transfer of customer loans from non-core of €1.4 billion. We also note similar disclosure on page 84 related to the increase in criticised and impaired land and development portfolio. Please tell us and revise your future filings to explain the reason(s) for the transfer of these loans from the non-core portfolio to the core portfolio during the current year.

AIB Response

Non-Core comprises assets which AIB is committed to deleveraging and is reported as a distinct portfolio.

While the basis for classifying individual loans as non core has largely remained constant from period to period, it can change depending on the business environment, discussion with key stakeholders and the characteristics of the lending arrangement in place with the client.

Accordingly, assets that the Group had previously committed to deleverage and which are now being retained, are reported as Core (under Personal Business Banking or Corporate, Institutional and Commercial Banking, as appropriate).

As part of the discussion on Credit Risk – Credit profile of the loan portfolio on page 83, we note the explanation of why the change occurred in 2012:

During 2012, the Group refined its definition of non-core assets to ensure all cross-collateralised elements of borrower connections were maintained in the respective areas. This resulted in the transfer of € 3.3 billion from core into non-core assets and € 4.1 billion from non-core to core assets resulting in a net transfer of € 0.8 billion into core assets.

We will ensure future filings give sufficient detail of assets moving between portfolios depending on its materiality.

3.1 Credit Risk – Credit Portfolio of the Loan Portfolio

Forbearance – Residential Mortgages , page 101

2. We note the disclosures related to your Republic of Ireland owner-occupier and buy-to-let residential mortgages in addition to your related accounting policies on pages 203 – 204. Noting your forbearance strategies disclosed on page 74 and your disclosure on page 83 that during 2013 you will be in a position to systematically capture restructuring/forbearance activity at a portfolio level for your non-mortgage portfolio, please revise your future filings to include the following:

•	Provide a roll forward of the forbearance activity during each period presented.

•	Disclose the related impairment allowances and provisions recorded for your forbearance agreements for each period presented.

•	Disclose the interest income recognized on your forbearance agreements.

•	Provide an enhanced discussion of the reason(s) for movements in asset quality and corresponding provisioning as it relates to these forbearance agreements.

Provide us with your proposed disclosures related to your Republic of Ireland residential mortgage forbearance agreements. Also, please provide this information for your non-mortgage portfolio, if available.

AIB Response

AIB has significantly enhanced its disclosures with regard to its forbearance activity in recent filings primarily driven by guidelines issued by the Central Bank of Ireland in December 2011 and the need to provide a greater understanding of our residential mortgage forbearance book.

The Central Bank of Ireland has updated its guidance with the recent issue on 31 May 2013 of “Impairment Provisioning and Disclosure Guidelines” (the “Guidelines”). The Guidelines principal disclosure objective is to continue to significantly improve the number and granularity of asset quality and credit risk disclosures which enhances users understanding of the asset quality profiles and credit risk management practices.

(http://www.centralbank.ie/regulation/industry-sectors/credit-institutions/Pages/WhatsNew.aspx?ListID=d88fd52f-acf6-4e3a-b5f1-0d6d0ca1cc76&ListItemID=22)

The Guidelines propose additional disclosures on forbearance, impairment allowances and provisioning that overlap somewhat with the disclosures proposed in your letter. We are evaluating the Guidelines and, to the extent appropriate, will revise our future disclosure to provide investors with the additional information specified in the Guidelines (along with possible further guidance from the European Banking Authority and the British Bankers’ Association). Although we would ideally like to ensure our forbearance-related disclosures are limited to what is required for domestic Irish and/or European Union purposes, we will assess whether there is additional information which would be material to investors and should also be included.

Consistent with our disclosures on page 83 in respect of the non-mortgage portfolio, we are not currently in a position to systematically capture the restructuring/forbearance activity of the non-mortgage loan portfolio; however, data regarding the forbearance book for non-mortgage loans will be provided to investors in future such reports when we are in a position to report that information at the portfolio level.

Financial Review – 5. Critical accounting policies and estimates

3. It does not appear that you have included sufficient information with respect to the updated restructuring plan that was submitted to the European Commission in September 2012, despite the representation in your letter to the staff dated October 31, 2012 that you would do so in future filings. Please provide a more detailed description of the plan, including information regarding the behavioral commitments that the company will be required to adopt, and any recent developments. In your response, please include proposed disclosures to be made in future filings.

AIB Response

As part of our letter to you dated 31 October 2012 we noted that ‘AIB expects to conclude the Restructuring Plan process with the authorities over the coming months and future filings will reflect these developments’.

At the date of the Form 20 F filing, 23 April 2013, and up to the date of this letter, discussions with EU were ongoing and had not concluded. Accordingly the Group was not in a position to give further information. We noted on page 64 :

‘Given the possibility of the imposition of conditions by the European Commission, in connection with the approval of AIB’s European Union restructuring plan, there can be no assurance that AIB will be able to implement its cost reduction and business rationalisation programme in the way currently envisaged, which could adversely affect AIB’s results, operations, financial condition and future prospects’.

However, the following extract from our letter dated 31 October 2012 remains applicable:

‘Management actions underpinning the Plan relate to the divestment of non-domestic businesses, the deleveraging of non-core assets, a staff severance programme / cost reduction plan, and a range of income generating actions to more appropriately reflect the bank’s current and future activities.

The structural commitments in the bank’s restructuring Plan relate to the business disposals (e.g. disposal of Polish and US interests) and asset deleveraging (e.g. c.€21bn of property related assets transferring to NAMA, and bank’s asset deleveraging plan). These structural commitments are largely complete.

AIB has not concluded the agreement of the precise behavioural commitments it will be required to adopt. The decisions by the European Commission Competition on the Bank of Ireland (BOI) Restructuring Plan may be indicative of EU policy and likely requirements. More details on the BOI behavioural commitments including definitions of “Relevant Competitor” and “Relevant Products” are available from the European Commission’s decision which is published on the following link

http://ec.europa.eu/competition/elojade/isef/case_details.cfm?proc_code=3_N546_2009 ‘

Once agreed, we will update in future filings details of the plan and of the behavioural commitments.

In detailing our responses, we have endeavoured to ensure that the answers fully and comprehensively address the issues raised. However, should you wish to discuss any of the above in further detail, please feel free to contact either myself or James Murphy, Head of Finance Services, Finance, AIB Group.

Yours sincerely,

/s/ Paul Stanley
Paul Stanley,
Acting Chief Financial Officer.

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